11022263

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/2010 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities, LLC

Office Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Oak Drive
(No. and Street)

Riverside (City) CT (State) 06878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gerson (703) 287-5855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd. (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Gerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities, LLC, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MALINDA L. ORTEGA
COMMONWEALTH
REGISTRATION NO. 364234
MY COMM. EXPIRES 11/30/2012
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Financial Statements and Supplementary Information

As of and for the Year Ended June 30, 2011 and Six-Months Ended June 30, 2010

Report of Independent Auditors

To the Board of Directors and Member of Gladstone Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, member's equity and cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC ("the Company") at June 30, 2011 and June 30, 2010, and the results of its operations and cash flows for the year ended June 30, 2011 and six months ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a subsidiary of Guidance Holding Corporation (the "Parent") which is a wholly owned subsidiary of Gladstone Management Corporation. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

August 23, 2011

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3200, www.pwc.com/us

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Statement of Financial Condition

As of June 30, 2011 and 2010

	June 30, 2011	June 30, 2010
Assets		
Current assets		
Cash and cash equivalents	$ 162,309	$ 144,350
Accounts receivable	3,527	-
Prepaid expenses	47,389	3,738
Total current assets	213,225	148,088
Intangible assets, net	97,266	103,842
Total other assets	97,266	103,842
Total assets	$ 310,491	$ 251,930
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 41,047	$ 56,875
Due to affiliates [1]	69,741	4,486
Other liabilities	33	-
Total liabilities [2]	110,821	61,361
Members' equity		
Members' equity	199,670	190,569
Total members' equity	199,670	190,569
Total liabilities and members' eqity	$ 310,491	$ 251,930

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Statement of Operations

For the Year Ended June 30, 2011 and Six Months Ended June 30, 2010

	Twelve Months Ended June 30, 2011	Six Months Ended June 30, 2010
Revenues		
Investment banking fees	$ 153,424	$ -
Total revenues	153,424	-
Operating expenses		
Salaries and employee benefits	425,049	199,506
Professional services	82,377	100,361
Taxes and licenses	47,799	15,944
Office expenses	16,714	4,649
Travel and meals	12,013	2,307
Rent	6,010	1,395
Telecommunications	8,287	3,527
Conferences	4,186	3,129
Insurance	13,789	569
Other operating expenses	5,194	1,029
Total expenses	621,418	332,416
Net loss	$ (467,994)	$ (332,416)

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Statement of Members' Equity

For the Year Ended June 30, 2011 and Six Months Ended June 30, 2010

Balance, December 31, 2009	$	132,580
Contributions from members		390,405
Net loss		(332,416)
Balance, June 30, 2010		190,569
Contributions from members		477,095
Net loss		(467,994)
Balance, June 30, 2011	$	199,670

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Statement of Cash Flows

For the Year Ended June 30, 2011 and the Six Months Ended June 30, 2010

	Twelve Months Ended June 30, 2011	Six Months Ended June 30, 2010
Cash flow from operating activities		
Net loss	$ (467,994)	$ (332,416)
Adjustment to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	6,576	6,576
Increase in accounts receivable	(3,527)	-
(Increase) decrease in prepaid assets	(43,651)	11,663
(Decrease) increase in accounts payable and accrued expenses	(15,828)	56,875
Increase in due to affiliate [1]	65,255	4,486
Increase in other liabilities	33	-
Net cash used in operating activiites	(459,136)	(252,816)
Cash flow from financing activities		
Contibutions from members	477,095	390,405
Net cash provided by financing activites	477,095	390,405
Net increase in cash and cash equivalents	17,959	137,589
Cash and cash equivalents, beginning of period	144,350	6,761
Cash and cash equivalents, end of period	$ 162,309	$ 144,350

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Circadian Partners, LLC ("Circadian") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provides consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Subsequent to FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC ("the Company"). Gladstone Holding Corporation ("the Parent") was created January 1, 2010 and ownership of the company was transferred on that date.

The company was capitalized on December 4, 2009 by a $7,500 contribution from the Parent. The Company is generally dependent upon capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and FINRA, and intends to provide distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Note that for comparative purposes, the information presented in this report represent the year ended June 30, 2011 and the six months ended June 30, 2010.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2011 and 2010 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution. The Company maintains its own cash account, which is funded by operating revenues and periodically funded with capital contributions from the Parent.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums.

Intangible Assets

Intangible assets consist of the purchase price for the license, as well as regulatory fees. There are indefinite life assets in the amount of $97,266, which are tested for impairment on a quarterly basis. No impairment was recognized for the year ended June 30, 2011 or the six months ended June 30, 2010. In addition, as of June 30, 2010, there were definite life assets related to FINRA filing fees in the amount of $6,576 which were fully amortized during the year ended June 31, 2011. Amortization expense is shown under "Taxes and Licenses" on the Statement of Operations.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with fund companies. Such fees are generally earned and received on the execution date of fund company transactions. Investment banking fee income may also be earned and received at interim dates based on the contractual terms of individual fund company transactions. In such cases, these interim fees are recorded when earned.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company applies the separate return method to calculate the federal and state income tax provisions as if the Company was a separate taxpayer and not part of the Parent's consolidated tax return. The Company applies the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation allowance recorded relates to the uncertainty surrounding the realization of deferred tax assets primarily attributable to net operating losses and future deductible temporary differences of the Company. For the year ended June 30, 2011and six months ended June 30, 2010, no provision for income taxes was recorded as the company incurred net losses in both periods and a full valuation allowances was recorded. As such, there are no amounts of current or deferred tax expense for the year ended June 30, 2011 and six months ended June 30, 2010.

3. Customer Transactions

The Company did not maintain any customer accounts during the year ended June 30, 2011, or the six months ended June 30, 2010. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to plan to limit its activities to the management of certain alliance relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

The Company did not perform any customer securities transactions during the year ended June 30, 2011, or the six months ended June 30, 2010.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had net capital of $55,015 and $82,989 at June 30, 2011 and 2010, respectively, which was $50,015 and $77,989, respectively, in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2011 and 2010 was 201.4% and 73.9%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies at June 30, 2011 or June 30, 2010.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an Expense Sharing Agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company, based on employee hourly activity. During the year ended June 30, 2011, the Company reimbursed GMC and Administration $60,542 and $80,385, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. During the six months ended June 30, 2010, the Company reimbursed GMC and Administration $1,060 and $12,578, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations.

7. Subsequent Events

Subsequent events have been evaluated through August 23, 2011, the issuance date of the financial statements. There were no subsequent events requiring disclosure during the period then ended.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2011 and 2010

Schedule I

	June 30, 2011	June 30, 2010
Total aggregated indebtedness	$ 110,821	$ 61,361
Computation of Net Capital		
Members' equity	$ 199,670	$ 190,569
Non-allowance assets:		
Prepaid expenses	(47,389)	(3,738)
Organizational expenses	(97,266)	(103,842)
Net capital	$ 55,015	$ 82,989
Ratio of aggregated indebtedness to net capital	201.4%	73.9%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 7,392	$ 4,093
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 7,392	$ 5,000
Excess net capital	$ 47,623	$ 77,989

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2011 and 2010.

Gladstone Securities, LLC

(Formerly known as Circadian Partners, LLC – see note 1)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2011 and 2010 **Schedule II**

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

To the Board of Directors and Member of Gladstone Securities, LLC:

In planning and performing our audit of the financial statements of Gladstone Securities LLC (the "Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3200, www.pwc.com/us

deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 23, 2011